United States Cellular Corporation

8410 West Bryn Mawr, Suite 700

Chicago, IL 60631

Telephone: 773-399-8900

Fax: 773-399-8959

January 16, 2008

Ms. Kathleen Krebs

Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:         United States Cellular Corporation

                Definitive Schedule 14A

                Filed April 25, 2007

                Files No. 1-09712

Dear Ms. Krebs:

This letter responds to your letter dated January 2, 2008, to Mr. Steven T. Campbell, Executive Vice President — Finance, Chief Financial Officer and Treasurer of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing.  The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers are those in the above-referenced document as filed, as indicated below.

Compensation Discussion and Analysis, page 47

Annual Cash Compensation, page 51

Long-Term Equity Compensation, page 51

Comment 1:

1.                                                   We have considered your responses to comments five and six in our letter dated August 21, 2007 [sic] and your explanation in Exhibit A to your response letter of why you believe that disclosure of performance targets and threshold levels is not required and would result in competitive harm.  Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment.  Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and specific performance targets.  For example, your current analysis repeats verbatim the same argument with respect to each performance target.  Instead, please separately address each type of performance target, beginning with an explanation of how you define each performance target.  Then, explain more specifically how disclosure of the particular performance target could lead to competitive harm, addressing the fact that the performance target relates to a fiscal year that is two years prior to the current fiscal year.

Response:

The Company has determined after further deliberation to disclose performance targets and threshold levels in future filings, with such disclosures reflecting the facts and circumstances relevant to the particular performance period.

For example, based on information related to the 2005 performance year, the Company would include disclosure similar to the following in the Compensation Discussion and Analysis in future filings (which would replace the prior form of disclosure proposed in the Company’s letter dated October 24, 2007).  The actual disclosure in such future filings would be based on the facts and circumstances at such time.

“As noted herein, the following performance measures are considered in evaluating the achievements of the eligible participants for purposes of the Executive Bonus Plan: Customer Addition Equivalents; Consolidated Cash Flow; Consolidated Revenue; Post-Pay Customer Defections; and Return on Capital.  The following table shows certain information relating to the bonus for 2005 (paid in 2006).   The below amounts cannot be derived from the financial statements.  The Actual and Target results include only the results of markets that are managed by U.S. Cellular over which U.S. Cellular officers have influence.  The results of markets that are owned but not managed by U.S. Cellular are not included in the below amounts.

Performance Measures	Actual Results for 2005	Target Results for 2005	Actual as a % of Target	Minimum Achievement of Target (%) for Payout (Threshold)	Prorated % of Target Bonus Earned	Weight	Weighted Avg % of Target Bonus
Customer Addition Equivalents (in thousands)	1,185	1,381	85.8%	92.0%	0.00%	20.0%	0.0%
Consolidated Cash Flow (in millions)	$703.2	$809.5	86.9%	92.0%	0.00%	20.0%	0.0%
Consolidated Revenue (in millions)	$2,979.2	$3,059.0	97.4%	95.0%	68.7%	20.0%	13.7%
Post-Pay Customer Defections (in thousands)	821	881	93.2%	110.0%	169.1%	20.0%	33.8%
Return on Capital Percent	4.5%	5.4%	82.9%	92.0%	0.00%	20.0%	0.0%

Overall Company Performance (prorated % of target bonus)						100.0%	47.6%

The minimum threshold was not achieved with respect to 2005 for Customer Addition Equivalents, Consolidated Cash Flow or Return on Capital.

With respect to 2005, Consolidated Revenue was 97.4% of target, which exceeded the threshold of 95.0%.  Pursuant to the terms of the bonus plan, the achievement of 97% of target would result in a prorated payout percentage of 64% and the achievement of 98% of target would result in a payout percentage of 76%, prior to weighting of this factor.  Accordingly, the payout percentage was interpolated to be 68.7% of target as prorated.  This percentage was then weighted by 20% to obtain 13.7%.

With respect to 2005, the achievement for Customer Defections was 93.2% of target, which exceeded the threshold of 110.0% (in this case a lower percentage is better).  Pursuant to the terms of the bonus plan, the achievement of 92.6% of target would result in a prorated payout percentage of 175% and the achievement of 95% of target would result in a payout percentage of 150%, prior to weighting of this factor.  Accordingly, the payout percentage was interpolated to be 169.1% of target as prorated.   This percentage was then weighted by 20% to obtain 33.8%.

The overall average percentage achieved with respect to 2005 was 47.6%.  Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman.  However, there was no discretionary adjustment with respect to the bonus pool based on 2005 performance that was paid in 2006.  As a result, the overall bonus pool was left at 47.6% of target.  However, discretionary individual adjustments were made as discussed below.

The following shows certain information with respect to each named executive officer other than the President relating to the amount of the bonus for 2005 performance (paid in 2006) showing the amount of bonus awarded as a result of the achievement of the above performance measures and the amount awarded on a discretionary basis on an individual basis:

	Kenneth R. Meyers	Jay M. Ellison	Michael S. Irizarry	Jeffery J. Childs
Allocation of 47.6% of bonus pool based on achievement of performance measures in 2005	$104,610	$125,532	$79,171	$62,195

Discretionary adjustment of bonus pool	—	—	—	—

Discretionary individual bonus adjustment	27,390	50,468	30,829	23,805
Total	$132,000	$176,000	$110,000	$86,000

The discretionary individual adjustments were made based on the achievement of the team performance objectives discussed above under Performance Objectives and Accomplishments.  As a result of the achievement of these objectives, each of the named executive officers was considered to far exceed expectations.  However, Mr. Meyers’ performance was reduced to meets expectations due to the restatement of the Company’s financial statements because he was the Chief Financial Officer of the Company during the periods that were restated.”

Comment 2:

2.                                                   We have considered your response to comments six in our letter dated August 21, 2007 [sic].   So that investors may better understand the kind of benchmarking information you used in determining the target allocation of long-term compensation awards and performance multiples for your named executive officers, explain in detail the types of companies included in the benchmarking survey and discuss why you chose to benchmark this element of compensation to a broader group of companies than the peer group companies identified on page 50 of your definitive proxy statements.

Response:

For the 2006 annual equity compensation awards that were based on 2005 performance, market benchmark data was obtained from the Towers Perrin 2005 Compensation Data Bank Executive Compensation Database.   The database contained 408 companies that represented a diverse range of companies across all industries, including companies from the telecommunications, retail, financial, electronics, pharmaceutical, manufacturing and consumer products sectors.   For comparison purposes, Towers Perrin provided market benchmark data based on a blended average basis with 67% of the total based on telecommunications industry data and 33% based on general industry data contained in the database.  In addition, the benchmark data provided was based on only those companies that had approximate annual revenues in the $1 billion to $3 billion revenue range.  This database was used to benchmark the compensation of the President and CEO of U.S. Cellular, as well as equity compensation awards to the other named executive officers.  We believe this approach is a more accurate reflection of the competitive market for long-term equity incentives necessary to retain current executives and attract future executives to positions at U.S. Cellular.  In addition, we also believe this methodology is more statistically valid than solely benchmarking this element of compensation to the peer group of companies identified on page 50 of our proxy statement.

The Company hereby undertakes to include information similar to the foregoing in future filings based on facts and circumstances at such time.

In connection with responding to the Staff’s comments, the Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.

Sincerely,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President — Finance, Chief Financial Officer and Treasurer